Titan Energy Worldwide
55820 Grand River. Suite 225
New Hudson, MI 48165

          September 23, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Titan Energy Worldwide, Inc.
Amendment No. 1 to Form 10-K for year ended December 31, 2010
Filed May 25, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 16, 2011
File No. 0-26139

Dear Mr. Vaughn:

By signing this letter, the Company hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the fillings;
• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James J. Fahrner
Name: James J. Fahrner
Title: Chief Financial Officer